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2/19/98





Wedgestone Automotive Corporation
Fey Automotive Products, Inc.
St. James Automotive Corporation
Sigma Plating Co., Inc.
5200 N. Irwindale Avenue, Suite 168
Irwindale, California  91706
Attention:  Eric Lee,  Senior Vice President, Chief Financial Officer

Dear Eric:

The CIT Group/Credit Finance, Inc. ("CIT") is pleased to advise you that we are willing to amend our existing credit facility with Wedgestone Automotive Corporation, Fey Automotive Products, Inc., St. James Automotive Corporation and Sigma Plating Co., Inc. (collectively "Borrower") to provide secured financing to enable Borrower to facilitate the redemption by Wedgestone Financial of a substantial portion of its issued, and outstanding stock and to provide for working capital to Borrower. The modifications to our existing Loan and Security Agreement with the Borrower ("Agreement") are set forth below. Except for the proposed modifications, all other terms and conditions in the Agreement remain unchanged and in full force and effect.

1.   CREDIT LINE:      $13,000,000.00 with all advances subject to advance
     formulas.

2.   ADDITIONAL GUARANTOR:      Wedgestone Financial (secured)


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     A.   Provided no Event of Default exists at that time under our
          Agreement, CIT agrees to cancel the Wedgestone Financial guaranty and reconvey the collateral securing same upon the repayment of the Term Loan described in Paragraph "3C" hereinbelow.

     B. Wedgestone Financial guaranty is to be secured by mortgages as described in Paragraph "5A" hereinbelow.

3.   ADVANCE FORMULAS:

     A. Accounts - 85% of acceptable and eligible accounts receivable not outstanding for more than 90 days from invoice date and so long as the accounts dilution does not exceed 6.0%. If the dilution exceeds 6.0%, the advance percentage shall be reduced 1% for each percent of dilution in excess of 6.0%.

     B.   Reload of Existing Equipment Term Loans - the lesser of
          $1,800,000.00 or 80% of the orderly liquidation value of eligible equipment. These advances shall be amortized over 60 months and consistent with their current amortization schedule.

     C.   Term Loan  - $1,500,000.00, to be amortized over 18 months.

          i) In addition to any other conditions of the Agreement, this Term Loan shall be all due and payable upon Borrower's breach of any of the following conditions:

               a) Before Tax Income of less than $425,000 per calendar quarter;
               b) Adjusted cash flow of less than $425,000 per calendar quarter with Cash Flow defined as net income plus depreciation, amortization and deferred income taxes, less debt service and capital expenditures.
               c) Net worth of less than $5,000,000.00 and tangible net worth of less than $1,250,000.00 as certified by Borrower's CPA.
          "Tangible net worth" will be defined as shareholders' equity less intercompany accounts less goodwill plus intercompany accounts payable

4. FEES: The fees listed below are in addition to interest and fees already set forth in the Agreement and may be charged directly into any loan account.

     A. Closing Fee - 1.0% of the Maximum Credit for providing the amended credit


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          facility outlined herein, earned and payable in full at closing of this proposed financing transaction.

5.   ADDITIONAL COLLATERAL:

     A. First Mortgages on real property owned by Wedgestone Financia located in Peabody, MA (condominiums) and in Bristol, CT (53 undeveloped acres).

     B. Assignment of any and all of Borrower's notes receivable from Wedgestone Financial.

6.   ADDITIONAL CONDITIONS:

     A. Unused availability is to be no less than $500,000.00 at closing, after the application of the loan proceeds as proposed, and provided that Borrower has no accounts payable more than 60 days past due and no past due taxes.

     B. Orderly Liquidation and Auction Value appraisals of Borrower's machinery and equipment by independent appraisers engaged by and acceptable to CIT and performed at your expense. Results of appraisal must be acceptable to CIT.

     C. If CIT deems it necessary, Fair Market and Quick Sale Value appraisals and a Phase I environmental study (and additional studies if appropriate) of Borrower's La Puente, CA real property, by independent appraiser and environmental professionals engaged by and acceptable to CIT, performed at your expense. Results of the appraisal and environmental study must be acceptable to CIT.

     D. Until the Term Loan set forth in Paragraph "3C" is repaid, Borrower shall make no payments to non-borrower affiliates except for management fees and note payables, provided said amounts do not exceed $510,000.00 in the aggregate during any calendar year and no Event of Default exists under the Agreement.

     E. Borrower has provided to CIT, information with respect to the Borrower and the transactions contemplated hereby, including all financial information and projections ("Projections"). Borrower hereby represents and covenants that (a) all information other than the Projections (the "Information") that has been or will be made available by Borrower or any of Borrower's representatives

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          (in each case, with respect to Information furnished to CIT prior to the date of closing of this transaction, as supplemented from time to time prior to such date) is or will be, to the best of Borrower's knowledge, complete and correct in all material respects and does not or will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to CIT by Borrower have been or will be prepared in good faith based upon assumptions you believe to be reasonable. Borrower understands that in issuing this commitment CIT has relied upon the Information and Projections without independent verification thereof.

     F. In addition to other conditions set forth herein, CIT's commitment is subject to (a) our completion of and satisfaction in all respects with our continuing legal and environmental (if CIT deems it necessary) due diligence of Borrower, guarantors and all Collateral, (b) there not occurring or becoming known to CIT any change, occurrence or development that would reasonably be expected to have a material adverse effect on the business, prospects, assets, liabilities, condition (financial or otherwise) or results of operations of Borrower from the date of the most recent financial statements submitted to CIT or the field examinations to be conducted by CIT to the date of closing, (c) CIT not becoming aware after the date hereof of any material negative information or other matter affecting Borrower and its affiliates, taken as a whole, or the transactions contemplated hereby which is inconsistent in a material and adverse manner with any such information or other matter disclosed to us prior to the date hereof, (d) there not having occurred and continuing an Event of Default under the Agreement, (e) Legal documentation of this amendment to the credit facility is to be prepared by our counsel and all negotiation, execution and delivery of the definitive documentation must be satisfactory to CIT and its counsel, including but not limited to: Amendments to the Loan and Security Agreement; Mortgages, and Guarantees; adequate insurance appropriately endorsed, title insurance and such other documentation as our counsel may require.

     G. Borrower agrees (a) to indemnify and hold harmless CIT and its affiliates and their representatives, officers, directors, employees, advisors, and agents (each, an "indemnified person") from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this commitment letter, this


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          proposed financing transaction, the use of the loan proceeds thereof, or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are determined by a final judgment of a court of competent jurisdiction to arise from the willful misconduct or gross negligence of such indemnified person.

7.   FINANCIAL INFORMATION:

     You will continue to provide us and our field examiners with all financial information, projections, budgets, business plans, cash flows and availability projections acceptable to us with respect to Borrower, that will show the viability of the Borrower and that the loan facility will be sufficient for the Borrower's needs. You will provide any other information we may reasonably request and will make all books and records requested available to our field examiners and credit analysts.

8.   EXPENSES:

     All costs and expenses incurred in connection with your account, including but not limited to costs and expenses incurred in connection with this transaction (before and after closing) including, without limitation; legal and closing expenses, including fees and disbursements of our in-house and outside counsel, filing and search fees, title insurance, appraisals, fees for any environmental surveys, field examination expenses and prevailing per diem field examination charges shall be reimbursed by you in accordance with our Agreement whether or not the loan transaction contemplated herein is actually funded.

This letter shall become effective only upon our receipt of this letter, executed by you, by February 28, 1998. Provided Borrower is in compliance with the Agreement and this letter, it is anticipated that this transaction will be funded on or about April 15, 1998. In any event, after execution, this letter and CIT's obligations herein shall terminate on May 30, 1998 if the proposed financing transaction has not closed, except with respect to Borrower's obligations to pay the Expenses discussed hereinabove, which shall survive in all events.

This letter is solely for your benefit and is not to be relied upon by any third parties. CIT understands that Borrower will be required to include a copy of this letter in the SEC filings


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in connection with the stock repurchase transaction contemplated by
Wedgestone Financial.

This letter supercedes and replaces our previous letter of January 14, 1998.

We thank you for your interest in CIT, and allowing us to offer you this secured line of credit. We look forward to continuing to work with you and your associates on this transaction.

Very truly yours,

THE CIT GROUP/CREDIT FINANCE, INC.


     S/S
---------------
Terrance Shope
Vice President



AGREED TO:

Wedgestone Automotive Corporation                Fey Automotive Products, Inc.



By:      s/s David L. Sharp             By      s/s Eric H. Lee
    ------------------------------        ------------------------------
    Title: President                             Title: Treasurer


St. James Automotive Corporation                  Sigma Plating Co., Inc.


By      s/s Eric H. Lee                    By      s/s Eric H. Lee
    ------------------------------           ---------------------------
     Title: Treasurer                          Title: Treasurer


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